SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For 21 January 2008


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons


This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.


(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.


(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.


(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

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All relevant boxes should be completed in block capital letters


1   Name of the Issuer               2   State whether the notification relates
                                         to:

    Bank of Ireland                      (i) a transaction notified in
                                         accordance with Market Abuse Rules;

                                         (ii) a disclosure made in accordance
                                         with section 53 (as extended by section
                                         64 of the Companies Act 1990) or
                                         entered into the issuer's register in
                                         accordance with section 59 of the
                                         Companies Act 1990; or

                                         (iii) both (i) and (ii).

                                         Notification relates to (iii) above and
                                         to the UK Disclosure Rule 3.1.4 R (1)
                                         (a)


3   Name of person discharging       4   State whether notification relates to a
    managerial responsibilities/         person connected with a person
    director                             discharging managerial responsibilities
                                         /director named in 3 and identify the
                                         connected person

    1. Richard Burrows, Director         1. Also relates to Sherril Burrows,
    2. Richie Boucher, Director          wife of Richard Burrows
    3. Denis Donovan, Director
    4. Dennis Holt, Director
    5. Jerome Kennedy, Director
    6. Heather Ann McSharry, Director
    7. John O'Donovan, Director
    8. Tony Wyatt, PDMR



5   Indicate whether the             6   Description of shares (including class)
    notification is in respect of a      debentures or derivatives or financial
    holding of the person referred       instruments relating to shares
    to in 3 or 4 above or in respect
    of a non-beneficial interest         Ordinary Stock
    Directors and spouse named in 3
    and 4 above



7   Name of registered shareholder   8   State the nature of the transaction
    (s) and, if more than one,
    number of shares held by each of
    them

    Directors and spouse named in 3      Interim Dividend 2007/2008
    and 4 above                          Stock Alternative election




9    Number of shares, debentures or       10   Percentage of issued class
     financial instruments relating to          acquired (treasury shares of
     shares acquired                            that class should not be taken
                                                into account when calculating
                                                percentage)


     1. Richard Burrows, Director - 3742        1. Richard Burrows - Director
                                                0.0004%

     2. Richie Boucher, Director - 58           2. Richie Boucher - Director
                                                0.000006%

     3. Denis Donovan, Director - 2870          3. Denis Donovan - Director
                                                0.0003%

     4. Dennis Holt, Director - 150             Dennis Holt -Director 0.00002%

     5. Jerome Kennedy, Director - 62           Jerome Kennedy - Director
                                                0.000006%

     6. Heather Ann McSharry, Director -104     Heather Ann McSharry -Director
                                                0.00001%

     7. John O'Donovan, Director -1952          John O'Donovan - Director
                                                0.0002%

     8. Tony Wyatt, PDMR -32                    8. Tony Wyatt - PDMR 0.000003%



11   Number of shares, debentures or       12   Percentage of issued class
     financial instruments relating to          disposed (treasury shares of
     shares disposed                            that class should not be taken
                                                into account when calculating
                                                percentage)

     N/A                                        N/A



13   Price per share or value of           14   Date and place of transaction
     transaction

     Euro 9.28                                  15 January 2008, Dublin



15   Total holding following notification  16   Date issuer informed of
     and total percentage holding               transaction
     following notification (any treasury
     shares should not be taken into
     account when calculating percentage)



     1. Richard Burrows, Director 184,145       18 January 2008
     -0.018%

     2. Richie Boucher, Director 30,312
     -0.003%

     3. Denis Donovan, Director 140,377 -
     0.014%

     4. Dennis Holt, Director 7,284 -
     0.0007%

     5. Jerome Kennedy, Director 3,062 -
     0.0003%

     6. Heather Ann McSharry, Director
     7,604 - 0.0008%

     7. John O'Donovan, Director 95,511 -
     0.010%

     8. Tony Wyatt, PDMR 1,632 - 0.0002%


If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:



17   Date of grant                          18   Period during which or date on
                                                 which it can be exercised



19   Total amount paid (if any) for grant   20   Description of shares or
     of the option                               debentures involved (class and
                                                 number)



21   Exercise price (if fixed at time of    22   Total number of shares or
     grant) or indication that the price is      debentures over which options
     to be fixed at the time of exercise         are held following notification



23   Any additional information             24   Name of contact and telephone
                                                 number for queries

                                                 Ella Cullen, Group Secretary's
                                                 Office

                                                 + 353 1 6043472

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Name and signature of duly designated officer of issuer responsible for making notification

John B. Clifford, Group Secretary

Date of notification  21 January 2008


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary



Date: 21 January 2008